November 8, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed November 7, 2024
           File No. 333-282038
Dear James McCormick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2024 letter.

Amendment No. 5 to Registration Form on S-1
Capitalization, page 28

1. We note your response to prior comment 1. Please tell us the number of Class A and
       Class B shares issued and outstanding as of June 30, 2024 and your calculations giving effect to the 1-for-6 reverse stock split of Class A and Class B shares issued and outstanding as of June 30, 2024
Balance Sheet, page F-3

2. We note your response to prior comment 2. Please have your auditor update their report to reflect that they, in fact, audited the earnings per share information.
 November 8, 2024
Page 2

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Vanessa Schoenthaler